1(212) 318-6052

christophertafone@paulhastings.com

September 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Re:          Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”)

Pre-effective Amendment No. 2 to the Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of the Fund, transmitted herewith is a copy of the Fund’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, including exhibits, for filing under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “Registration Statement”).

The filing has been marked to show changes from the filing of the Fund’s Pre-effective Amendment No. 1 to the Registration Statement made on September 11, 2013.  Certain information related to the closing price of the Fund on the date of the final prospectus is omitted in this filing, in reliance on Rule 430A under the Securities Act of 1933, as amended, and will be completed in the final prospectus filed pursuant to Rule 497(c).

The approximate date of the proposed public offering will be as soon as practicable after the effective date of the Registration Statement.  To that end, it is proposed that the Registration Statement become effective on September 13, 2013, and acceleration requests have been filed together as correspondence.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Christopher J. Tafone

Christopher J. Tafone
for PAUL HASTINGS LLP